MANAGEMENT’S
DISCUSSION AND ANALYSIS

Q1 2017

February 1, 2017

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three months ended December 31, 2016 and 2015. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934 and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this MD&A and in other public disclosure documents filed with the Canadian securities authorities (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 8 – Risk Environment.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	1

Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings excluding integration-related costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company's operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•
Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of our day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, investors are afforded greater transparency in assessing the true operational performance of the Company, and that it also provides better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•
Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our Company's strategy.

•
Days sales outstanding ("DSO") (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	2

Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – includes new contract wins, extensions and renewals (“bookings” (non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength.

•
Return on equity ("ROE") (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarters' average equity. Management looks at ROE to measure its efficiency at generating earnings for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital ("ROIC") (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters' average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting segments
The Company's operations are managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States of America ("U.S."); Nordics; Canada; France (including Luxembourg and Morocco) ("France"); United Kingdom ("U.K."); Eastern, Central and Southern Europe (primarily Netherlands and Germany) ("ECS"); and Asia Pacific (including Australia, India and the Philippines) ("Asia Pacific"). Please refer to sections 3.4 and 3.6 of the present document and to note 8 of our interim condensed consolidated financial statements for additional information on our segments.

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MD&A Objectives and Contents

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key highlights during the quarter, the past eight quarters' key performance measures, and CGI’s stock performance.

	2.1. Q1 2017 Year-Over-Year Highlights	8
	2.2. Selected Quarterly Information & Key Performance Measures	9
	2.3. Stock Performance	10
	2.4. Investments in subsidiaries	11

3. Financial Review
A discussion of year-over-year changes to financial results between the three months ended December 31, 2016 and 2015, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	12
	3.2. Foreign Exchange	13
	3.3. Revenue Distribution	14
	3.4. Revenue Variation and Revenue by Segment	15
	3.5. Operating Expenses	17
	3.6. Adjusted EBIT by Segment	18
	3.7. Earnings Before Income Taxes	19
	3.8. Net Earnings and Earnings Per Share (“EPS”)	20

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	4

Section	Contents	Pages

4. Liquidity
A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Interim Condensed Consolidated Statements of Cash Flows	22
	4.2. Capital Resources	25
	4.3. Contractual Obligations	26
	4.4. Financial Instruments and Hedging Transactions	26
	4.5. Selected Measures of Liquidity and Capital Resources	26
	4.6. Off-Balance Sheet Financing and Guarantees	26
	4.7. Capability to Deliver Results	27

5. Changes in Accounting Policies	A summary of the future accounting standard changes.	28

6. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the interim condensed consolidated financial statements.	29

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	32

8. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	8.1. Risks and Uncertainties	33
	8.2. Legal Proceedings	40

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	5

1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest Information Technology ("IT") and business process service providers in the world. Through high-end consulting, system integration, transformational outsourcing and Intellectual Property ("IP") solutions, combined with in-depth industry expertise, CGI works with clients across the globe through a unique client proximity and best-fit global delivery model to accelerate their digital transformation and drive competitive advantage. The Company employs approximately 68,000 professionals worldwide.
End-to-end services
CGI delivers end-to-end services that cover the full spectrum of delivery; from solution design and development, to implementation, integration and technology operations. Our portfolio encompasses:

•
High-end consulting and system integration: CGI helps clients form their digital roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

•
Transformational outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver significant efficiency improvements and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long term in nature, with a typical duration of five to ten or more years, allowing our clients to reinvest savings, further driving digital transformation.

Deep industry expertise
CGI has long standing and focused practices in all of our core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to evolve the industries in which we serve.
Our targeted industries include: government, financial services, health, utilities, telecommunications, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following: government; financial services; health; telecommunications & utilities; and manufacturing, retail & distribution ("MRD").
As the move toward digitalization continues across industries, CGI partners with clients to support their strategic initiatives. We provide extensive industry expertise to guide them in becoming customer-centric digital organizations.
Digital IP solutions
CGI’s comprehensive portfolio of IP solutions supports our clients’ mission-critical business functions and accelerates their digital transformation. We offer more than 150 IP-based solutions for the industries we serve, as well as cross-industry solutions. These solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies such as Software as a Service.
Client-inspired innovation
CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. Through innovation programs and investments, CGI supports clients with their most strategic initiatives. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster with reduced risk and enduring results.
Quality processes
CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	6

practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration ("CMMI") certification programs), as well as a comprehensive Client Satisfaction Assessment Program, to ensure high client satisfaction on an ongoing basis.
1.2. VISION AND STRATEGY
Our strategy has always been based on long-term fundamentals. For further details please refer to the heading "Vision and Strategy" on page 7 of "Fiscal 2016 Results" report, which can be found on CGI's website at www.cgi.com and filed with Canadian securities authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov.
1.3. COMPETITIVE ENVIRONMENT
There have been no significant changes to the description outlined in our September 30, 2016 Annual Report. For further details please refer to the heading "Competitive Environment" on page 8 of "Fiscal 2016 Results" report, which can be found on CGI's website at www.cgi.com and filed with Canadian securities authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	7

2.	Highlights and Key Performance Measures

2.1. Q1 2017 YEAR-OVER-YEAR HIGHLIGHTS
Key performance figures for the period include:

•	Revenue of $2.7 billion, up 3.7% in constant currency;

•	Adjusted EBIT of $396.7 million, up 3.3%;

•	Adjusted EBIT margin of 14.8%, up 50 basis points;

•	Net earnings of $275.7 million, up 16.0%;

•	Net earnings margin of 10.3%, up 140 basis points;

•	Diluted EPS of $0.89, up 18.7%;

•	Diluted EPS excluding specific items[1] $0.90, up 7.1%;

•	Bookings of $3.0 billion, or 110.7% of revenue;

•	Backlog of $21.0 billion;

•	Cash provided by operating activities of $349.7 million, or 13.1% of revenue;

•	Return on equity of 17.7%.

[1]
Specific items include the integration-related costs, restructuring costs, both net of tax, and a tax adjustment, which are discussed in sections 3.7.1., 3.7.2. and 3.8.1. of the present document respectively.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	8

2.2. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended,	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	Mar. 31, 2015
In millions of CAD unless otherwise noted
Growth
Revenue	2,675.7	2,582.4	2,667.1	2,750.0	2,683.7	2,585.3	2,559.4	2,601.2
Year-over-year revenue growth	(0.3%)	(0.1%)	4.2%	5.7%	5.6%	4.1%	(4.0%)	(3.8%)
Constant currency year-over-year revenue growth	3.7%	2.8%	0.6%	(1.0%)	(1.8%)	(3.1%)	(3.5%)	(3.5%)
Backlog	20,975	20,893	20,614	20,705	21,505	20,711	19,697	20,000
Bookings	2,962	2,858	2,940	2,734	3,199	2,856	2,227	2,253
Book-to-bill ratio	110.7%	110.7%	110.2%	99.4%	119.2%	110.5%	87.0%	86.6%
Book-to-bill ratio trailing twelve months	107.7%	109.8%	109.8%	104.1%	101.0%	113.2%	106.4%	107.4%
Profitability
Adjusted EBIT	396.7	395.1	390.5	390.6	384.1	379.0	371.2	363.1
Adjusted EBIT margin	14.8%	15.3%	14.6%	14.2%	14.3%	14.7%	14.5%	14.0%
Net earnings	275.7	274.4	273.8	282.7	237.7	232.9	257.2	251.2
Net earnings margin	10.3%	10.6%	10.3%	10.3%	8.9%	9.0%	10.1%	9.7%
Diluted EPS (in dollars)	0.89	0.89	0.89	0.90	0.75	0.73	0.80	0.78
Net earnings excluding specific items	277.6	274.4	273.8	268.3	264.9	260.4	257.2	251.2
Net earnings margin excluding specific items	10.4%	10.6%	10.3%	9.8%	9.9%	10.1%	10.1%	9.7%
Diluted EPS excluding specific items (in dollars)	0.90	0.89	0.89	0.86	0.84	0.82	0.80	0.78
Liquidity
Cash provided by operating activities	349.7	401.8	351.7	251.4	328.2	451.3	214.1	284.7
As a % of revenue	13.1%	15.6%	13.2%	9.1%	12.2%	17.5%	8.4%	10.9%
Days sales outstanding	44	44	45	41	44	44	46	41
Capital structure
Net debt	1,491.7	1,333.3	1,648.7	1,926.7	1,573.7	1,779.6	1,791.4	1,869.8
Net debt to capitalization ratio	18.2%	15.8%	20.5%	23.8%	18.3%	21.7%	22.7%	24.4%
Return on equity	17.7%	17.2%	16.9%	16.9%	16.9%	17.7%	18.2%	18.4%
Return on invested capital	14.6%	14.5%	14.4%	14.4%	14.5%	14.5%	14.8%	14.6%
Balance sheet
Cash and cash equivalents, and short-term investments	313.9	596.5	283.7	168.9	552.4	305.3	264.7	223.5
Total assets	11,535.9	11,693.3	11,434.0	11,417.9	12,130.3	11,787.3	11,190.4	10,985.8
Long-term financial liabilities[1]	1,760.9	1,765.4	1,764.5	1,928.5	1,822.1	1,896.4	1,765.8	2,067.7

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

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2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for the Last Twelve Months
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Volume (in millions)
66.00
62.00
58.00
54.00
50.00
46.00
42.00
Stock Price (CAD)
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Daily Trade Volume
Closing Price

2.3.1. Q1 2017 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)
Open:	62.14	Open:	47.28
High:	67.14	High:	50.22
Low:	60.61	Low:	45.73
Close:	64.44	Close:	48.03
CDN average daily trading volumes[1]:	922,382	NYSE average daily trading volumes:	167,910
1     Includes the average daily volumes of both the TSX and alternative trading systems.

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2.3.2. Share Repurchase Program
On January 27, 2016, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of CGI's Normal Course Issuer Bid (“NCIB”) which allows for the purchase for cancellation of up to 21,425,992 Class A subordinate voting shares, representing 10% of the Company’s public float as of the close of business on January 22, 2016. The Class A subordinate voting shares may be purchased for cancellation under the NCIB commencing on February 11, 2016 and ending on the earlier of February 3, 2017 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.
During Q1 2017, the Company purchased for cancellation 5,094,500 Class A subordinate voting shares for approximately $314.7 million at an average price of $61.77 under the current NCIB. As at December 31, 2016, 4,897,700 of these Class A subordinate voting shares were cancelled and paid in the amount of $302.6 million at an average price of $61.79.
On February 1, 2017 the Company’s Board of Directors authorized, subject to regulatory approval, the renewal of the NCIB, and the purchase for cancellation over the next 12 months of up to 21,190,564 million Class A subordinate voting shares, representing approximately 10% of the Company’s public float as of the close of business on January 25, 2017.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at January 27, 2017:

Capital Stock and Options Outstanding	As at January 27, 2017
Class A subordinate voting shares	266,984,738
Class B multiple voting shares	32,852,748
Options to purchase Class A subordinate voting shares	13,565,424

2.4 INVESTMENTS IN SUBSIDIARIES
On November 3, 2016, the Company acquired Collaborative Consulting, LLC ("Collaborative Consulting"), a system integration and consulting company headquartered in Boston, Massachusetts, for a total cash consideration of $150.9 million paid from cash on hand. With approximately 400 professionals and annualized revenues of approximately US$76 million, Collaborative Consulting is expected to enhance and accelerate CGI’s position as a provider of digital transformation services in the New England region.

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3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the quarter were $3.0 billion representing a book-to-bill ratio of 110.7%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and		A.	Management of IT and		A.	U.S.	29%	A.	Financial services	32%
	renewals	62%		business functions	55%	B.	Canada	19%	B.	Government	25%
						C.	Nordics	17%	C.	MRD	22%
B.	New business	38%	B.	System integration and		D.	France	15%	D.	Telecommunications
				consulting	45%	E.	ECS	11%		& utilities	14%
						F.	U.K.	8%	E.	Health	7%
						G.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth. For the trailing twelve-month period ended December 31, 2016, our book-to-bill ratio was at 107.7%.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended December 31, 2016	Bookings for the trailing twelve months ended December 31,2016	Book-to-bill ratio for the trailing twelve months ended December 31, 2016

Total CGI	2,962,002	11,494,074	107.7%

U.S.	873,692	2,944,586	99.2%
Nordics	517,951	1,792,302	105.0%
Canada	549,300	2,451,231	147.2%
France	449,608	1,652,525	109.7%
U.K.	231,822	1,400,189	90.6%
ECS	316,003	1,127,408	97.8%
Asia Pacific	23,626	125,833	96.0%

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3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Closing foreign exchange rates

As at December 31,	2016	2015	Change

U.S. dollar	1.3427	1.3844	(3.0%)
Euro	1.4171	1.5033	(5.7%)
Indian rupee	0.0198	0.0209	(5.3%)
British pound	1.6569	2.0411	(18.8%)
Swedish krona	0.1479	0.1638	(9.7%)
Australian dollar	0.9711	1.0092	(3.8%)
Average foreign exchange rates

For the three months ended December 31,	2016	2015	Change

U.S. dollar	1.3346	1.3355	(0.1%)
Euro	1.4390	1.4615	(1.5%)
Indian rupee	0.0198	0.0203	(2.5%)
British pound	1.6579	2.0258	(18.2%)
Swedish krona	0.1474	0.1571	(6.2%)
Australian dollar	1.0009	0.9614	4.1%

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	13

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the quarter:

Service Type					Client Geography			Vertical Market

A.	Management of IT and business functions			55%	A.	U.S.	27%	A.	Government	34%
	1.	IT services	46%		B.	Canada	16%	B.	MRD	23%
	2.	Business process services	9%		C.	France	14%	C.	Financial services	21%
					D.	U.K.	14%	D.	Telecommunications & utilities	15%
B.	System integration and consulting			45%	E.	Sweden	8%	E.	Health	7%
					F.	Finland	6%
					G.	Rest of the world	15%
3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.8% of our revenue for the three months ended December 31, 2016 as compared to 12.7% for the three months ended December 31, 2015.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	14

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT
Our seven segments are reported based on where the client's work is delivered from - our geographic delivery model.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between Q1 2017 and Q1 2016. The Q1 2016 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rate.

For the three months ended December 31,	2016	2015	Change
			$	%
In thousands of CAD except for percentages
Total CGI revenue	2,675,719	2,683,677	(7,958)	(0.3%)
Variation prior to foreign currency impact	3.7%
Foreign currency impact	(4.0%)
Variation over previous period	(0.3%)

U.S.
Revenue prior to foreign currency impact	711,304	716,008	(4,704)	(0.7%)
Foreign currency impact	(2,051)
U.S. revenue	709,253	716,008	(6,755)	(0.9%)

Nordics
Revenue prior to foreign currency impact	429,076	436,813	(7,737)	(1.8%)
Foreign currency impact	(15,434)
Nordics revenue	413,642	436,813	(23,171)	(5.3%)

Canada
Revenue prior to foreign currency impact	393,772	382,899	10,873	2.8%
Foreign currency impact	(257)
Canada revenue	393,515	382,899	10,616	2.8%

France
Revenue prior to foreign currency impact	382,054	344,820	37,234	10.8%
Foreign currency impact	(5,486)
France revenue	376,568	344,820	31,748	9.2%

U.K.
Revenue prior to foreign currency impact	425,194	365,328	59,866	16.4%
Foreign currency impact	(77,642)
U.K. revenue	347,552	365,328	(17,776)	(4.9%)

ECS
Revenue prior to foreign currency impact	295,381	308,762	(13,381)	(4.3%)
Foreign currency impact	(2,844)
ECS revenue	292,537	308,762	(16,225)	(5.3%)

Asia Pacific
Revenue prior to foreign currency impact	145,939	129,047	16,892	13.1%
Foreign currency impact	(3,287)
Asia Pacific revenue	142,652	129,047	13,605	10.5%
For the three months ended December 31, 2016 revenue was $2,675.7 million, a decrease of $8.0 million, or 0.3% over Q1 2016. On a constant currency basis, revenue increased by 3.7%. Foreign currency rate fluctuations unfavourably impacted our revenue by $107.0 million or 4.0%. The increase in revenue is mostly due to higher work volume in France, new outsourcing contracts in Canada delivered in part by our global delivery centers in Asia Pacific, as well as a favourable renegotiation of a loss making contract in the U.K.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	15

3.4.1. U.S.
For the three months ended December 31, 2016 revenue in our U.S. segment was $709.3 million, a decrease of $6.8 million or 0.9% over Q1 2016. On a constant currency basis, revenue decreased by $4.7 million or 0.7%. Growth in the US Federal market and incremental revenue associated with a recent business acquisition were offset by lower work volumes in the state and local government market, primarily due to the successful completion of a large program.
For the three months ended December 31, 2016, the top two U.S. vertical markets were government and financial services, which together amounted to approximately $568 million, on a client geographic basis.
3.4.2. Nordics
For the three months ended December 31, 2016, revenue in our Nordics segment was $413.6 million, a decrease of $23.2 million or 5.3% over the same period last year. On a constant currency basis, revenue decreased by $7.7 million or 1.8%. The change in revenue was mostly due to the expiration of certain outsourcing contracts and to the increased use of our offshore delivery centers in Asia Pacific. This was partly offset by an increased work volume in Sweden and new business in Denmark.
For the three months ended December 31, 2016, Nordics' top two vertical markets were MRD and government, which together amounted to approximately $280 million, on a client geographic basis.
3.4.3. Canada
For the three months ended December 31, 2016, revenue in our Canada segment was $393.5 million, an increase of $10.6 million or 2.8% compared to the same period last year. The increase in revenue is mainly the result of higher work volume and new business in the financial services vertical market, as well as the ramping up of new outsourcing contracts in the MRD vertical market. This compensated for the expiration of certain infrastructure outsourcing contracts and the increased use of our offshore global delivery centers in Asia Pacific.
For the three months ended December 31, 2016, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together amounted to approximately $257 million, on a client geographic basis.
3.4.4. France
For the three months ended December 31, 2016, revenue in our France segment was $376.6 million, an increase of $31.7 million or 9.2% over the same period last year. On a constant currency basis, revenue increased by $37.2 million or 10.8%. The increase in revenue was due to higher work volume across the majority of this segment's vertical markets, to new business, mainly in the MRD vertical market and, to a lesser extent, the prior year's business acquisition.
For the three months ended December 31, 2016, France’s top two vertical markets were MRD and financial services, which together amounted to approximately $246 million, on a client geographic basis.
3.4.5. U.K.
For the three months ended December 31, 2016, revenue in our U.K. segment was $347.6 million, a decrease of $17.8 million or 4.9% over Q1 2016. On a constant currency basis, revenue increased by $59.9 million or 16.4%. The increase in revenue was mainly due to a favourable renegotiation of a loss making contract and the increased work volume within the telecommunication & utilities vertical market. This was partly offset by projects completed in the financial services vertical market.
For the three months ended December 31, 2016, U.K.’s top two vertical markets were government and telecommunications & utilities, which together amounted to approximately $276 million, on a client geographic basis.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	16

3.4.6. ECS
For the three months ended December 31, 2016, revenue in our ECS segment was $292.5 million, a decrease of $16.2 million or 5.3% over Q1 2016. On a constant currency basis, revenue decreased by $13.4 million or 4.3%. The decrease in revenue was mainly due to lower work volume and projects completed in the Netherlands and in Southern Europe, as well as the wind down of the majority of our operations in South America. This was partly offset by increased work volume in Belgium and Eastern Europe.
For the three months ended December 31, 2016, ECS’ top two vertical markets were MRD and telecommunications & utilities, which together amounted to approximately $186 million, on a client geographic basis.
3.4.7. Asia Pacific
For the three months ended December 31, 2016, revenue in our Asia Pacific segment was $142.7 million, an increase of $13.6 million or 10.5% over the same period last year. On a constant currency basis, revenue increased by $16.9 million or 13.1%. The increase in revenue was due to higher demand of our offshore delivery centers across our segments, as our clients continue to take advantage of our global delivery network. This was partly offset by lower work volumes in Australia.
For the three months ended December 31, 2016, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together amounted to approximately $21 million, on a client geographic basis.
3.5. OPERATING EXPENSES

For the three months ended December 31,		% of		% of	Change
	2016	Revenue	2015	Revenue	$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	2,276,704	85.1%	2,298,027	85.6%	(21,323)	(0.9%)
Foreign exchange loss	2,354	0.1%	1,526	0.1%	828	54.3%
3.5.1. Costs of Services, Selling and Administrative
For the three months ended December 31, 2016, costs of services, selling and administrative expenses amounted to $2,276.7 million, a decrease of $21.3 million over the same period last year. As a percentage of revenue, cost of services, selling and administrative expenses improved to 85.1% from 85.6%. As a percentage of revenue, our costs of services improved compared to the same period last year mainly due to the renegotiation of a loss making contract, additional research & development ("R&D") tax credits, as well as the increased use of our global delivery network. Our selling and administrative expenses, as a percentage of revenue, remained stable.
During the three months ended December 31, 2016 the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $94.9 million substantially offsetting the unfavourable translation impact of $107.0 million on our revenue.
3.5.2. Foreign Exchange Loss
During the three months ended December 31, 2016, CGI incurred $2.4 million of foreign exchange loss, mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible, to exchange rate fluctuations.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	17

3.6. ADJUSTED EBIT BY SEGMENT

For the three months ended December 31,	2016	2015	Change
			$	%
In thousands of CAD except for percentages
U.S.	114,707	109,728	4,979	4.5%
As a percentage of U.S. revenue	16.2%	15.3%

Nordics	45,373	48,975	(3,602)	(7.4%)
As a percentage of Nordics revenue	11.0%	11.2%

Canada	87,405	80,132	7,273	9.1%
As a percentage of Canada revenue	22.2%	20.9%

France	46,941	45,629	1,312	2.9%
As a percentage of France revenue	12.5%	13.2%

U.K.	50,381	44,791	5,590	12.5%
As a percentage of U.K. revenue	14.5%	12.3%

ECS	21,936	34,016	(12,080)	(35.5%)
As a percentage of ECS revenue	7.5%	11.0%

Asia Pacific	29,918	20,853	9,065	43.5%
As a percentage of Asia Pacific revenue	21.0%	16.2%
Adjusted EBIT	396,661	384,124	12,537	3.3%
Adjusted EBIT margin	14.8%	14.3%
For the three months ended December 31, 2016, adjusted EBIT margin increased to 14.8% from 14.3% for the same period last year. The favourable variance in adjusted EBIT margin was primarily due to the favourable renegotiation of a loss making contract in the U.K., additional R&D tax credits primarily in the U.S, as well as the increased use of our global delivery network.
3.6.1. U.S.
For the three months ended December 31, 2016, adjusted EBIT in the U.S. segment was $114.7 million, an increase of $5.0 million. Adjusted EBIT margin increased to 16.2% from 15.3%. The increase was mostly due to additional R&D tax credits and increased work volume in the Federal market. This was partly offset by lower work volumes in the state and local government market, primarily due to the successful completion of a large program as well as a work in progress adjustment on a contract.
3.6.2. Nordics
For the three months ended December 31, 2016, adjusted EBIT in the Nordics segment was $45.4 million, a decrease of $3.6 million. Adjusted EBIT margin remained stable as the decrease in amortization of client relationships offsets the impact created by the expiration of certain outsourcing contracts and the unfavourable impact of a dispute with a supplier.
3.6.3. Canada
For the three months ended December 31, 2016, adjusted EBIT in the Canada segment was $87.4 million, an increase of $7.3 million compared to the same period last year, while the adjusted EBIT margin improved to 22.2% from 20.9% in Q1 2016. The change in adjusted EBIT margin was mostly due to improved utilization rates and the impact of the ramping up of new outsourcing contracts in the MRD vertical market.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	18

3.6.4. France
For the three months ended December 31, 2016, adjusted EBIT in the France segment was $46.9 million, an increase of $1.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 12.5% from 13.2%, mainly due to the change in R&D tax credits compared to the same period last year.
3.6.5. U.K.
For the three months ended December 31, 2016, adjusted EBIT in the U.K. segment was $50.4 million, an increase of $5.6 million when compared to Q1 2016. Adjusted EBIT margin increased to 14.5% from 12.3% due to the favourable renegotiation of a loss making contract.
3.6.6. ECS
For the three months ended December 31, 2016, adjusted EBIT was $21.9 million, a decrease of $12.1 million when compared to Q1 2016. Adjusted EBIT margin decreased to 7.5% from 11.0%. The change in adjusted EBIT margin was mainly due to the revenue impacts described in the revenue section, partly caused by lower utilization rates, namely in the Netherlands.
3.6.7. Asia Pacific
For the three months ended December 31, 2016, adjusted EBIT in the Asia Pacific segment was $29.9 million an increase of $9.1 million, while the adjusted EBIT margin improved to 21.0% from 16.2% compared to the same period last year mostly due to increased scale and productivity improvements in our Asian global delivery centers.
3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the three months ended December 31,	2016	% of Revenue	2015	% of Revenue	Change
					$	%
In thousands of CAD except for percentage
Adjusted EBIT	396,661	14.8%	384,124	14.3%	12,537	3.3%
Minus the following items:
Integration-related costs	3,105	0.1%	—	0.0%	3,105	—
Restructuring costs	—	—%	29,100	1.1%	(29,100)	(100.0%)
Net finance costs	18,520	0.7%	20,113	0.7%	(1,593)	(7.9%)
Earnings before income taxes	375,036	14.0%	334,911	12.5%	40,125	12.0%
3.7.1. Integration-Related Costs
The $3.1 million incurred in Q1 2017 pertains to the integration and transformation of Collaborative Consulting's operations to the CGI operating model.
3.7.2. Restructuring Costs
In Q1 2016, we completed the previously announced restructuring program for productivity improvement initiatives. For the year ended September 30, 2016, the Company incurred $29.1 million of restructuring costs for a total expense of $65.0 million over the entire program.
3.7.3. Net Finance Costs
Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the three months ended December 31, 2016 was mainly the result of the debt repayment made over the last year.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	19

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

For the three months ended December 31,	2016	2015	Change
			$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	375,036	334,911	40,125	12.0%
Income tax expense	99,385	97,198	2,187	2.3%
Effective tax rate	26.5%	29.0%
Net earnings	275,651	237,713	37,938	16.0%
Net earnings margin	10.3%	8.9%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	303,179,061	307,714,593		(1.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	309,283,481	316,244,857		(2.2%)

Earnings per share (in dollars)
Basic	0.91	0.77	0.14	18.2%
Diluted	0.89	0.75	0.14	18.7%
3.8.1. Income Tax Expense
For the three months ended December 31, 2016, the income tax expense was $99.4 million compared to $97.2 million over the same period last year, while our effective tax rate decreased to 26.5% from 29.0%. The decrease in income tax rate was mainly due to an additional tax expense of $5.9 million in Q1 2016 resulting from the re-evaluation of our deferred tax assets following the enactment of a U.K. corporate tax reduction. When excluding this tax adjustment and the tax effects from restructuring costs incurred during the quarter, the income tax rate would have been 26.6% during Q1 2017 compared to 27.2% in Q1 2016. The decrease in income tax rate was mainly attributable to the different taxable profit distribution within our operations.
The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.
Based on the enacted rates at the end of Q1 2017 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 29.0% in subsequent periods.
3.8.2. Weighted Average Number of Shares
For Q1 2017, CGI’s basic and diluted weighted average number of shares decreased compared to Q1 2016 due to the impact of the purchase for cancellation of Class A subordinate voting shares, partly offset by the grants and the exercise of stock options.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	20

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items namely, integration-related costs, restructuring costs, and tax adjustment:

For the three months ended December 31,	2016	2015	Change
			$	%
In thousands of CAD except for percentages and shares data
Earnings before income taxes	375,036	334,911	40,125	12.0%
Add back:
Integration-related costs	3,105	—	3,105	—
Restructuring costs	—	29,100	(29,100)	(100.0%)

Earnings before income taxes excluding specific items	378,141	364,011	14,130	3.9%

Income tax expense	99,385	97,198	2,187	2.3%
Add back:
Tax deduction on integration-related costs	1,183	—	1,183	—
Tax deduction on restructuring costs	—	7,858	(7,858)	(100.0%)

Remove:
Tax adjustment	—	5,900	(5,900)	(100.0%)
Income tax expense excluding specific items	100,568	99,156	1,412	1.4%
Effective tax rate excluding specific items	26.6%	27.2%

Net earnings excluding specific items	277,573	264,855	12,718	4.8%
Net earnings excluding specific items margin	10.4%	9.9%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	303,179,061	307,714,593		(1.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	309,283,481	316,244,857		(2.2%)

Earnings per share excluding specific items (in dollars)
Basic	0.92	0.86	0.06	7.0%
Diluted	0.90	0.84	0.06	7.1%

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	21

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at December 31, 2016, cash and cash equivalents were $313.9 million. The following table provides a summary of the generation and use of cash for the three months ended December 31, 2016 and 2015.

For the three months ended December 31,	2016	2015	Change

In thousands of CAD
Cash provided by operating activities	349,654	328,209	21,445
Cash used in investing activities	(235,222)	(83,731)	(151,491)
Cash used in financing activities	(393,780)	(1,540)	(392,240)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,272)	4,154	(7,426)
Net (decrease) increase in cash and cash equivalents	(282,620)	247,092	(529,712)
4.1.1. Cash Provided by Operating Activities
For the three months ended December 31, 2016, cash provided by operating activities was $349.7 million or 13.1% of revenue as compared to $328.2 million or 12.2% for the same period last year.
The following table provides a summary of the generation and use of cash from operating activities:

For the three months ended December 31,	2016	2015	Change

In thousands of CAD
Net earnings	275,651	237,713	37,938
Amortization and depreciation	89,319	101,859	(12,540)
Other adjustments[1]	43,480	49,927	(6,447)
Cash flow from operating activities before net change in non-cash working capital items	408,450	389,499	18,951
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(115,799)	(58,192)	(57,607)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	15,847	(14,409)	30,256
Other[2]	41,156	11,311	29,845
Net change in non-cash working capital items	(58,796)	(61,290)	2,494
Cash provided by operating activities	349,654	328,209	21,445

[1]	Comprised of deferred income taxes, foreign exchange loss and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets related to operating activities, retirement benefits obligations, derivative financial instruments and income taxes.
For the three months ended December 31, 2016, the $58.8 million of net change in non-cash working capital items is primarily explained by an increase in other receivables mainly due to the net increase in R&D tax credits resulting from timing of its collection and to the payment of performance-based compensation to our members.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	22

4.1.2. Cash Used in Investing Activities
For the three months ended December 31, 2016, $235.2 million was used in investing activities while $83.7 million was used over the same period last year.
The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended December 31,	2016	2015	Change

In thousands of CAD
Business acquisitions	(150,897)	(4,000)	(146,897)
Purchase of property, plant and equipment	(30,395)	(31,037)	642
Additions to contract costs	(26,166)	(18,403)	(7,763)
Additions to intangible assets	(23,790)	(22,514)	(1,276)
Net payments on purchase of long-term investments	(3,974)	(7,941)	3,967
Payments received from long-term receivables	—	164	(164)
Cash used in investing activities	(235,222)	(83,731)	(151,491)
The increase of $151.5 million in cash used in investing activities during the three months ended December 31, 2016 was mainly due to the acquisition of Collaborative Consulting and, to a lesser extent, additional contract costs associated with new outsourcing contracts.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	23

4.1.3. Cash Used in Financing Activities
For the three months ended December 31, 2016, $393.8 million was used in financing activities while $1.5 million was used over the same period last year.
The following table provides a summary of the generation and use of cash from financing activities:

For the three months ended December 31,	2016	2015	Change

In thousands of CAD
Net change in long-term debt	(114,122)	(3,012)	(111,110)
Repayment of debt assumed in business acquisition	(6,290)	—	(6,290)
Purchase of Class A subordinate voting shares held in trust	—	(21,795)	21,795
Resale of Class A subordinate voting shares held in trust	4,046	—	4,046
Repurchase of Class A subordinate voting shares	(302,610)	(18,598)	(284,012)
Issuance of Class A subordinate voting shares	25,196	41,865	(16,669)
Cash used in financing activities	(393,780)	(1,540)	(392,240)
For the three months ended December 31, 2016, $114.1 million was used to reduce our outstanding long-term debt mainly driven by the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $113.6 million (US$85.0 million).
For the three months ended December 31, 2016, an amount of $4.0 million was received in connection with the Company's Performance Share Unit Plan ("PSU Plan"), while for the comparable period last year, an amount of $21.8 million was used for the purchase of CGI Class A subordinate voting shares. More information concerning the PSU Plan can be found in note 5 of the interim condensed consolidated financial statements.
For the three months ended December 31, 2016, $302.6 million was used to purchase for cancellation 4,897,700 Class A subordinate voting shares under the current NCIB. For the three months ended December 31, 2015, $18.6 million was used to pay 392,500 Class A subordinate voting shares purchased for cancellation under the annual aggregate limit of the NCIB then in effect.
Finally, for the three months ended December 31, 2016, we received $25.2 million in proceeds from the exercise of stock options, compared to $41.9 million during the three months ended December 31, 2015.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the three months ended December 31, 2016, the effect of foreign exchange rate changes on cash and cash equivalents was an unfavourable impact of $3.3 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	24

4.2. CAPITAL RESOURCES

As at December 31, 2016	Total	Available	Outstanding
In thousands of CAD
Cash and cash equivalents	—	313,909	—
Long-term investments	—	31,230	—
Unsecured committed revolving facility[1]	1,500,000	1,478,796	21,204
Total	1,500,000	1,823,935	21,204

[1]	There is no outstanding amount under our unsecured committed revolving credit facility other than pursuant to Letters of Credit in the aggregate amount of $21.2 million as at December 31, 2016.
Our cash position and bank lines are sufficient to support our growth strategy. At December 31, 2016, cash and cash equivalents and long-term investments represented $345.1 million.
Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, rated "A" or higher.
The amount of capital available was $1,823.9 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at December 31, 2016, CGI was in compliance with these covenants.
Total debt decreased by $110.4 million to $1,800.6 million as at December 31, 2016, compared to $1,911.0 million as at September 30, 2016. The variation was mainly due to the repayment of the first tranche of the Senior U.S. unsecured notes in the amount of $113.6 million.
As at December 31, 2016, CGI was showing a positive working capital2 of $240.7 million. The Company also had $1,478.8 million available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity.
On November 8, 2016, the unsecured committed revolving credit facility was extended by two years to December 2021 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.
The tax implications and impact related to repatriation of the cash and cash equivalent held by foreign subsidiaries as at December 31, 2016 would not materially affect the Company's liquidity.

2    Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management's Discussion and Analysis for the three months ended December 31, 2016	Page	25

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2016.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 9 of our interim condensed consolidated financial statements for additional information on our financial instruments.
4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at December 31,	2016	2015

In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,491,652	1,573,685
Add back:
Cash and cash equivalents	313,909	552,354
Long-term investments	31,230	51,413
Fair value of foreign currency derivative financial instruments related to debt	(36,177)	—
Long-term debt including the current portion	1,800,614	2,177,452

Net debt to capitalization ratio	18.2%	18.3%
Return on equity	17.7%	16.9%
Return on invested capital	14.6%	14.5%
Days sales outstanding	44	44
We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue large outsourcing contracts, expand global delivery centers, or make business acquisitions. The net debt to capitalization ratio remained stable when compared to the same period last year.
ROE is a measure of the return we are generating for our shareholders. ROE increased to 17.7% in Q1 2017 from 16.9% in Q1 2016. The increase was mainly due to the higher net earnings over the last four quarters.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio remained stable when compared to the same period last year.
DSO of 44 days was stable when compared to Q1 2016. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right

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infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10.6 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its interim condensed consolidated financial statements.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at December 31, 2016, we had committed a total of $29.6 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our Build and Buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; purchasing for cancellation Class A subordinate shares and paying down debt. Funds are also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2017.
Strong and experienced leadership is essential to successfully implement our Company's strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience in the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 52,000 of our members, are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and CMMI certification programs.

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5.	Changes in Accounting Policies

The interim condensed consolidated financial statements for the three months ended December 31, 2016 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, "Leases", and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2016. Certain of these accounting policies, listed below, require management to make accounting estimates and judgment that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgments that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Income taxes	✓			✓
Litigation and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.
Revenue recognition
Multiple component arrangements
If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.
System integration and consulting services under fixed-fee arrangements
Revenue from system integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenues following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenues, estimated losses on revenue-generating contracts is accounted for as described below.

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Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.
In addition, CGI’s Engagement Assessment Services (“EAS”) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that have a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital ("WACC") and actual financial performance compared to planned performance.
The recoverable amount of each segment has been determined based on its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test.
Income taxes
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.
Litigation and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable

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law in many jurisdictions which increases the complexity of determining the adequate provision following litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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7.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.
CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.
The Board of Directors has the responsibility under its charter and applicable securities laws to oversee CGI's compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange ("NYSE") and the U.S. Securities and Exchange Commission. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditors; (f) recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors' independence, reviewing the terms of their engagement, conducting an annual auditors' performance assessment, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditors' examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditors, the Audit and Risk Management Committee conducts an annual assessment of the external auditors' performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
As reported in our 2016 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2016. The Chief Executive Officer and the Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
For the quarter ended December 31, 2016, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

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8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
8.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. Companies may decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements in a downturn, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.
8.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
We derive significant revenue from contracts awarded through competitive bidding processes, which require the Company to estimate accurately the resource and costs that will be required to service any contracts it is awarded, based on the client's bid specification and sometimes, in advance of the final determination of the full scope and design of the contract ("see Cost estimation risks"), and which limit the Company's ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also include the substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company's competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with

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potential or to develop these key individuals, we may lose key members and be required to recruit and train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.
The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flows from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flows from operations.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

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8.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large transformational outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.
Our ability to have organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.
If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and business solutions; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term system integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.
Taxes and tax credit programs
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain

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and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Such determinations may become final and binding on the Company. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
We benefit from government sponsored programs designed to support research and development and labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors.There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flows.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our net earnings and cash flows from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.
Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance

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with the CGI Client Partnership Management Framework ("CPMF"), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected net earnings.
Risks related to teaming agreements and subcontracts
We derive revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk
We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment

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of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Data protection and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company faces risk inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

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Security and cybersecurity risks
In the current environment, there are numerous and evolving cybersecurity risks, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. Our business could be negatively impacted by these physical and cybersecurity threats, and could affect our future sales and financial position or increase our costs and expenses. The Company's Chief Security Officer manages these risks for the Company. The risks to the Company include potential attacks not only of our own products, services and systems, but also those of our customers, contractors, business partners, vendors and other third parties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls, and work with industry and government on increased awareness and enhanced protections against cybersecurity threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that we can detect or prevent all of these threats. As the cybersecurity landscape evolves, the Company may also find it necessary to make significant further investments to protect data and infrastructure. Occurrence of any of these aforementioned security threats could expose the Company, our customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.
Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our share capital to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity

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of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our American, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.
8.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Executive Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
H3G 1T4
Canada

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